UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05046717

March 7, 2005

Denise C. Sommer
Assistant Corporate Secretary
Caremark Rx, Inc.
Corporate Headquarters
211 Commerce Street
Suite 800
Nashville, TN 37201

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2005

Re: Caremark Rx, Inc.
Incoming letter dated January 14, 2005

Dear Ms. Sommer:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Caremark Rx by the Adrian Dominican Sisters. We also have received a letter on the proponent's behalf dated February 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

CAREMARK Rx
It all starts with care℠

January 14, 2005

VIA HAND DELIVERY

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Caremark Rx, Inc. - Filing pursuant to Rule 14a-8(j)
Regarding Exclusion of Shareholder Proposal from Proxy Materials

Ladies and Gentlemen:

On behalf of Caremark Rx, Inc., a Delaware corporation (the "Company"), I submit this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to advise the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy materials for its 2005 Annual Meeting of Stockholders (the "Proxy Materials") a shareholder proposal (the "Shareholder Proposal") and supporting statement (the "Supporting Statement," and together with the shareholder proposal, the "Proposal") received from the Adrian Dominican Sisters (the "Proponent") on December 8, 2004.

The Proposal seeks to have the Company provide a semi-annual report disclosing the Company's (1) policies and procedures for political contributions (both direct and indirect) made with corporate funds and (2) monetary and non-monetary contributions to specified persons and organizations, including (a) an accounting of the Company's funds contributed, (b) the business rationale for each political contribution, and (c) the person or persons responsible for making decisions regarding each political contribution.

The Company believes that the Proposal may properly be omitted from the Proxy Materials and, in accordance with the reasons set forth below, intends to omit the Proposal pursuant to Rule 14a-8(i)(3) promulgated under the Exchange Act.

The Company hereby respectfully requests that the Staff confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are enclosing six (6) copies of each of this letter and the Proposal (attached as Exhibit A to this letter). We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

Caremark Rx, Inc. ∘ Corporate Headquarters ∘ 211 Commerce Street ∘ Suite 800 ∘ Nashville, TN 37201 ∘ 615.743.6600

Summary of the Shareholder Proposal

The Shareholder Proposal calls for the Company to report semi-annually its (1) policies and procedures for political contributions (both direct and indirect) made with corporate funds and (2) monetary and non-monetary contributions to specified persons and organizations, including (a) an accounting of the Company's funds contributed, (b) the business rationale for each political contribution, and (c) the person or persons responsible for making decisions regarding each political contribution.

Grounds for Omission of the Proposal

Rule 14a-8(i)(3) -- The Proposal may be excluded because the Proposal contains false and misleading statements in violation of Rule 14a-9 of the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy: "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 indicates that "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading. *See* Note (b) to Rule 14a-9. The Proposal is materially false and misleading for the following reasons.

The Shareholder Proposal is false and misleading because in item number 1 in the proposed resolution, the Proponent requests that the Company disclose its "[p]olicies and procedures for political contributions (both direct and indirect) made with corporate funds." This resolution, on its face, is vague. It is unclear what the Proponent means by "direct and indirect" and whether this phrase modifies "policies and procedures" or "political contributions." Regardless of which phrase is modified, we are uncertain as to the meaning of the request and hence would be unable to implement the resolution.

The Proposal is materially false and misleading because the fourth paragraph of the Supporting Statement asserts that "[d]isclosure requirements for political contributions are difficult for shareholders to access and are not complete." This statement is false and misleading because information about the Company's political contributions is readily available to stockholders from the Federal Election Commission ("FEC"), state or local boards of elections or the Internal Revenue Service, including via their web sites. These regulatory agencies receive this information through public disclosures, which are required to be made by either the Company or the recipient committee.

The Proposal is materially false and misleading because the fifth paragraph of the Supporting Statement improperly implies that funds raised by the CaremarkPAC are corporate funds. The CaremarkPAC is a Political Action Committee for Company employees that is funded by employees individually and not by the Company. Therefore, references to the funds raised by the CaremarkPAC are misleading and are not appropriate in a supporting statement regarding a resolution for disclosure of political contributions made with corporate funds. In addition, the fifth paragraph of the Supporting Statement asserts that "a substantial donation was made to a national political party in 2000." In the Company's Annual Report on Form 10-K filed with the Commission for the fiscal year ended December 31, 2000, the Company reported net revenue of $4,430,144,000. In 2000, the Company contributed $10,000 to a national political party. In light of the above and in the context of political contributions generally, a contribution equal to 0.0002% of the Company's net revenue can hardly be couched as "significant."

The Proposal is materially false and misleading in that the sixth paragraph of the Supporting Statement asserts that "[r]elying only on the limited data available from Federal Election Commission and the Internal Revenue Service provides an incomplete picture of the Company's political donations." As discussed above, information about the Company's political contributions is readily available to stockholders from the FEC, state or local boards of elections or the Internal Revenue Service. Moreover, federal law prohibits the use of corporate funds for political contributions to federal candidates, national party committees and federal political action committees. Therefore, the amount of data available from the FEC, which tracks only contributions on a federal level, is necessarily limited due to the prohibition of corporate contributions on the federal level – not as a result of a lack of availability, as is implied in the Supporting Statement.

The Proposal is materially false and misleading because the seventh paragraph of the Supporting Statement provides: "Company executives exercise wide discretion over the use of corporate resources for political purpose. They make decisions without a stated business rationale for such donations." This section of the Supporting Statement at best impugns the character of company officials, and, at worst, charges the executives with improper conduct. The Proponent is attempting to incite stockholders by giving them the false and unsupported impression that corporate funds are used for political purposes at the whim of Company executives and not in the furtherance of the Company's corporate interests. Company executives do not have "wide" discretion over the use of corporate funds for political contributions – they are constrained by the Company's political contributions procedures, extensive federal and state legislation and the fiduciary duties that they owe to the Company's stockholders. Under Delaware statutory and case law, the responsibility of managing the business and affairs of a corporation rests with the board of directors and management. *See* Delaware General Corporation Law § 141(a); *Canal Capital Corp. v. French*, 1992 WL 159008 (Del. Ch. July 2, 1992) (finding that "the details of the business [may be] delegated to . . . officers, agents and employees). Both the Company's officers and directors have fiduciary duties to act in good faith, on an informed basis and in the best interest of the stockholders. See *Guth v. Loft*, 5 A.2d 503 (Del. 1939). Statements that charge Company executives with a violation of fiduciary duties, and therefore a violation of the law, run counter to the proxy rules.

The Proposal is materially false and misleading because the eighth paragraph of the Supporting Statement asserts: "Proponents believe our company should be using its resources to win in the marketplace through superior products and services, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable." Although a portion of the first sentence of this paragraph is cast as the Proponent's opinion or mere speculation of possible activity, the implication is clear: the Company is improperly using its resources to gain access to political leaders as opposed to using its resources to produce superior products and services. For the fiscal year ended December 31, 2003, the Company reported over $7,960,000,000 in drug ingredient cost, over $335,000,000 for pharmacy operating costs and over $190,000,000 on selling, general and administrative expenses. The Company's political contributions are extremely small compared to these amounts. The suggestion that the political expenditures somehow curtail our ability to serve our customers is clearly misleading. The first sentence of this statement is also misleading and, in fact, impliedly alleges improper (at best) or illegal (at worst) conduct by Company executives, because it implies, without basis in fact, that the Company has "superior access" to political leaders. Moreover, the second sentence in this statement may cause stockholders to be misled into believing that the Company is engaging in activities that will place the Company in a vulnerable (or even law-breaking) position.

The Staff has often found that a company can omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements. In addition, the Staff has stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). As set forth above, the Proponent's Shareholder Proposal and Supporting Statement will require extensive editing as the Shareholder Proposal itself is vague and much of the Supporting Statement contains false and misleading statements. Therefore, it is our opinion that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9. The Company respectfully requests the Staff to confirm that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Conclusion

For the reasons specified above, the Company respectfully requests the concurrence of the Staff that it will not recommend any enforcement action if the Proposal were excluded from the Proxy Materials on the basis of Rule 14a-8(i)(3). In the alternative, the Company respectfully requests that the Staff require the Proponent to revise the Proposal to remove any statements that would violate Rule 14a-8(i)(3). Further, the Company hereby requests that the Proponent copy us on any correspondence it may choose to make to the Commission in connection with the Proposal.

The Company presently anticipates filing its definitive proxy materials for the 2005 Annual Meeting of Stockholders on or about April 4, 2005. The Company would greatly appreciate a response from the Staff in time for the Company to meet this schedule. If you have any questions or require additional information concerning this request, please call me at (615) 743-6600. If possible, I would appreciate a copy of the Staff's response to this request via facsimile to my attention at (615) 743-6611. Thank you for your attention and interest in this matter.

Very truly yours,

Denise C. Sommer
Assistant Corporate Secretary

Enclosures

cc: Mrs. Margaret Weber (w/encl.)
Adrian Dominican Sisters

Mr. William R. Spalding (w/encl.)
King & Spalding LLP

Exhibit A

Proposal and Supporting Statement

SHAREHOLDER RESOURCES USED FOR POLITICAL PURPOSES
Caremark

Resolved, that the shareholders of Caremark ("Company") hereby request that the Company provide a report updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary contributions to political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code including the following:
    a. An accounting of the Company's funds contributed to any of the persons described above;
    b. The business rationale for each of the Company's political contributions; and
    c. Identification of the person or persons in the Company who participated in making the decisions to contribute.

This report shall be posted on the company's website to reduce costs to shareholders.

Statement of Support:

As shareholders of Caremark interested in the long-term health of the company, we support policies that apply transparency and accountability to corporate political giving. In our view, such disclosure is consistent with public policy in regard to public company disclosure.

Although the Bi-Partisan Campaign Reform Act enacted in 2002 prohibits corporate contributions to political parties at the federal level, corporate soft money state-level contributions are legal in 49 states, and disclosure standards vary widely.

Corporations can also make unlimited contributions to "Section 527" organizations, political committees formed for the purpose of influencing elections, but not supporting or opposing specific candidates. These do not have to be reported.

Disclosure requirements for political contributions are difficult for shareholders to access and are not complete.

Caremark has been increasing its level of political giving in recent years, without a corresponding increase in transparency for shareholders. The company's Political Action Committee raised over $300,000 in 2004, its first election cycle in operation, according to the Center For Responsive Politics. Records of soft money donations by the company for 2004 were not available at the time this resolution was filed, although a substantial donation was made to a national political party in 2000.

Relying only on the limited data available from Federal Election Commission and the Internal Revenue Service provides an incomplete picture of the Company's political donations.

Company executives exercise wide discretion over the use of corporate resources for political purposes. They make decisions without a stated business rationale for such donations.

Proponents believe our company should be using its resources to win in the marketplace through superior products and services to its customers, not because it has superior access to political leaders. Political power can change, leaving companies relying on this strategy vulnerable.

Finally, the requested report represents a minimal cost to the company, as presumably management already monitors corporate resources used for such purposes. Other leading companies already produce similar reports.

There is currently no single source of information that provides the information sought by this resolution. That is why we urge your support for this critical governance reform.

120704 476 words excluding title

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 4, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Caremark Rx, Inc.

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by the Adrian Dominican Sisters (who are hereinafter referred to as the "Proponent"), who are the beneficial owners of shares of common stock of Caremark Rx, Inc, (hereinafter referred to either as "Caremark" or the "Company"), and who have submitted a shareholder proposal to Caremark, to respond to the letter dated January 14, 2005, sent to the Securities & Exchange Commission by the Company, in which Caremark contends that the Proponent's shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Caremark's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal asks the Company to report on its political contributions.

RULE 14a-8(i)(3)

1.

Frankly, we fail to understand why there is any ambiguity whatsoever with respect to the clause that is the subject of the Company's first objection. Indeed, it appears to be a makeweight added solely so that the Company can claim that "extensive editing" is required. The phrase "direct or indirect" obviously modifies the words to which it is adjacent ("political contributions"). It is difficult in the extreme to believe that any rational person would read the phrase as modifying "policies and procedures", especially since it would be nonsensical to talk about "indirect policies" or "indirect procedures". Nor is it apparent why a term ("direct or indirect") in such common usage could possibly be deemed to be vague. Indeed, a Lexis search of the Code of Federal Regulations for the term "(direct or indirect)" was interrupted because it would return more than 3,000 results.

We believe that this frivolous argument sets the tone for the remainder of the Company's arguments, none of which are deserving of much more respect.

2.

The Company's own argument proves that discovering the Company's political contributions would be "difficult for shareholders to access". For example, Caremark states that information about its political contributions is "readily" available from "state or local boards of elections". If a shareholder wished to know the total amount of Caremark contributions, how many thousand websites would the shareholder have to access? It would be similar to looking for a needle in a haystack. Furthermore, although the Federal Election Commission website would show direct (but probably not indirect) contributions, its reporting is limited to Federal elections and, in any event, no reporting is required of contributions to so-called Section 527 Committees (the major recipients of funds in the recent presidential election). Finally, the IRS website appears to the (admittedly tech-challenged) undersigned to permit searches by Section 527 Committees, but not by donors.

In short, the information about contributions requested by the shareholder proposal would indeed be difficult or impossible for shareholders to access via the websites cited by the Company

3.

Although it is true that the corpus of the CaremarkPAC may consist solely of contributions by individuals, the Company makes no claim that the Company does not provide indirect support for candidates who receive political contributions from the PAC by virtue of the Company's provision of infrastructure and administrative support for the PAC, including Company time spent by officials of the Company.

In the context, we believe that the word "substantial" is appropriate. The Company's total revenue is irrelevant. If one were to accept the Company's argument, no payment by the Company could ever be deemed to be substantial. For example, in the case of CEOs who are paid what is generally regarded as wildly excessive compensation, there could be no description of their compensation as substantial, to say nothing of excessive, if the proper comparison is with the total revenue of the company. (E.g., the intensely followed excessive compensation lawsuit currently being tried in the Delaware Chancery Court involves a payment of $140 million to Michael S. Ovitz, although Disney's revenues in its most recent fiscal year totaled some $30.752 billion.) Rather, whether a sum is substantial, or significant, depends on the context. In the context of political contributions, it must be bourn in mind that at the time (year 2000) that the contribution was made, the limit on individual contributions to Federal political candidates was $1,000. Since the contribution at issue was ten times that sum, characterizing it as "substantial" seems eminently appropriate.

4.

There is indeed limited data available to shareholders, as noted in point 2, above. It should also be noted that although Federal law has certain prohibitions on contributions, as set forth by the Company, Federal law does not prohibit contributions to state or local elections, nor to 527 Committees. Nor does Federal law prohibit "indirect" contributions such as administrative support of PAC Committees.

5.

We have trouble tracking an argument that cites the discretion granted to management by Delaware law as support for arguing that it is misleading for the Proponent to state that the management of the Company has "wide discretion" in this area. Furthermore, stating the truth that there is wide discretion would not imply, to any rational person, that payments could be made "at the whim" of Company executives. Indeed, substantially the same argument that the Company is making with respect to this paragraph of the Proponent's Statement of Support was rejected earlier this year in the Staff's denial of another no-action letter request. *SBC Communications, Inc.* (January 11, 2005.) See also Staff Legal Bulletin No. 14B, section B.4.

6.

The Company's objections to the stated beliefs of the Proponent are exactly the types of objections that issuers were told in Staff Legal Bulletin No.14B (September 15, 2004) would "not be appropriate for companies to exclude". See Section B.4. of the Staff Legal Bulletin.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Denise C. Sommer
Margaret Weber
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caremark Rx, Inc.
Incoming letter dated January 14, 2005

The proposal requests that Caremark Rx prepare a report, updated semi-annually, disclosing its policies and procedures for political contributions, as well as monetary and non-monetary political contributions.

We are unable to concur in your view that Caremark Rx may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Caremark Rx may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser